July 11, 2025

Grant Brackebusch
Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d   Alene, ID 83814

        Re: Idaho Strategic Resources, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2024
            Filed March 31, 2025
            File No. 001-41320
Dear Grant Brackebusch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation